Aflac Incorporated 2nd Quarter 2016 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$548	$573	$1,279	$1,236
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	411,853	431,672	415,301	434,473
Dilutive effect of share-based awards	2,473	2,585	2,322	2,604
Weighted-average outstanding shares used in the computation of earnings per share - diluted	414,326	434,257	417,623	437,077
Earnings per share:
Basic	$1.33	$1.33	$3.08	$2.84
Diluted	1.32	1.32	3.06	2.83